30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

June 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Liberty Expedia Holdings, Inc.
Amendment No. 1 to Registration Statement to Form S-1 on Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

We hereby electronically file on behalf of Liberty Expedia Holdings, Inc. (“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Form S-1 Registration Statement on Form S-4 (the “Registration Statement”), originally filed on March 24, 2016.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Richard N. Baer, Chief Legal Officer of Splitco, dated April 22, 2016 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.                                      Comment:  Please provide us with your analysis on whether you are an investment company. We note your risk factor disclosure on page 10 and other disclosures regarding your current belief that you are not subject to regulation under the Investment Company Act of 1940.

Response:  Pursuant to Section 3(a)(1)(C) under the Investment Company Act of 1940, as amended (the “Investment Company Act”), Liberty Interactive Corporation (“Liberty Interactive”) and Splitco do not believe that Splitco will be an investment company as defined under the Investment Company Act following the effectiveness of the redemption.

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer “which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire ‘investment securities’ having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis” (“adjusted assets”).

The term “investment securities” is defined in Section 3(a)(2) of the Investment Company Act as all securities, as such term is defined in Section 2(a)(36) of the Investment Company Act, except, among other things, securities issued by “majority-owned subsidiaries” of the owner which (i) are not themselves investment companies and (ii) are not relying on the exceptions from the definition of an “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Section 2(a)(24) of the Investment Company Act defines a majority-owned subsidiary of a person to mean a company 50% or more of the outstanding “voting securities” of which are owned by such person or its majority-owned subsidiaries.

The term “voting security” is defined in Section 2(a)(42) to mean any security that presently entitles the owner or holder thereof to vote for the election of directors of a company.

The term “value” means (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by or under the direction of the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.

Prior to the completion of the split-off of Splitco from Liberty Interactive (the “Split-Off”), Splitco will not be an investment company under Rule 3a-3 of the Investment Company Act because it is indirectly wholly owned by Liberty Interactive, which is a not an investment company due to the fact that the value of investment securities it owns will be less than 40% of the value of its adjusted assets as a result of its wholly owned operating businesses QVC, Inc. and zulily, llc and its other non-investment security assets.

In connection with the Split-Off, Splitco will enter into an assignment agreement with Barry Diller (“Diller”) pursuant to which Diller will irrevocably assign the proxy Liberty Interactive previously granted to him pursuant to the Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive and Diller (which will be assigned to Splitco in connection with the Split-Off), to Splitco until the Proxy Arrangement Termination Date, as more fully described in the Registration Statement (the “Proxy Assignment”).

Following the completion of the Split-Off, Splitco will not be an investment company because its consolidated operating subsidiary, Expedia, Inc. (“Expedia”), will be a majority-owned subsidiary (as such term is defined in Section 2(a)(24) of the

Investment Company Act) of Splitco because Splitco will own voting securities representing 52.4% of the voting power of Expedia (as of March 31, 2016) and will have the right to vote these securities in the election of directors of Expedia pursuant to the Proxy Assignment.  Expedia, an online travel company with its portfolio of travel brands, is not itself an investment company.  Furthermore, the remainder of Splitco’s assets (excluding cash) consist of its wholly-owned subsidiary Bodybuilding.com, LLC (“Bodybuilding”), an internet retailer of sports and fitness products, dietary supplements and a digital media publisher featuring health-and-fitness content, workout programs, video trainers, recipes, health advice and motivational stories.  Bodybuilding will be a majority-owned subsidiary (as such term is defined in Section 2(a)(24) of the Investment Company Act) of Splitco and is not itself an investment company.  As a result, the value of investment securities owned by Splitco will be less than 40% of the value of its adjusted assets.

In the event Splitco owns investment securities with a value exceeding 40% of the value of its adjusted assets at the time the Proxy Assignment expires or is earlier terminated or if Expedia is no longer a majority owned subsidiary of Splitco, Splitco could take various actions to cause itself to not be deemed an investment company, including, but not limited to, changing the nature or mix of its assets.  During such time, Splitco could rely on the transient investment company exemption under Rule 3a-2 of the Investment Company Act. Rule 3a-2 permits a company that has a bona fide intent to be engaged in a business other than investing in securities to rely on this exemption for up to one year while the company restructures its business accordingly.

2.                                      Comment:  In an appropriate place in your prospectus, please elaborate upon how and why Liberty Interactive determined that its ownership and voting interests in Expedia and the wholly-owned subsidiary, Bodybuilding.com, LLC, would be the principal businesses and assets you own, especially considering your indication page 5 that the Spin-Off is expected “to provide greater transparency . . . with respect to [y]our dominant business, [y]our investment in Expedia.”

Response:  We have revised the disclosure on page 81 of the Registration Statement in response to the Staff’s comment.

3.                                      Comment:  Please expand your disclosure to briefly explain how the terms of the spin-off were determined, including the ratio you will utilize.

Response:  We have revised the disclosure on page 7 of the Registration Statement in response to the Staff’s comment.

Summary

4.                                      Comment:  In an appropriate place in your Summary, please revise to discuss the interests of certain persons in the Spin-Off, in particular the conflicts of interest that are present in this transaction as a result of the overlapping roles of your and Liberty Interactive’s officers and directors.

Response:  We have revised the disclosure on page 10 of the Registration Statement in response to the Staff’s comment.

Liberty Interactive’s Corporate Structure, page 2

5.                                      Comment:  Please explain why Diller is irrevocably assigning the Diller Proxy to you and elaborate upon how the Diller Proxy, and therefore the Expedia Common Shares, will be voted upon by you.

Response:  We have revised the disclosure on pages 5 and 63 of the Registration Statement in response to the Staff’s comment.

The Spin-Off

Q: What costs and risks were considered by the board of directors of Liberty Interactive in determining whether to effect the Spin-Off?, page 7

6.                                      Comment:  Please elaborate upon the risk associated with increased leverage, specifically acknowledging that $300 million of the Loan Proceeds will be distributed from you to Liberty Interactive to repurchase shares of QVC Group common stock or Liberty Ventures common stock.

Response:  We have revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

Risk Factors

Our company may have future capital needs..., page 10

7.                                      Comment:  Once known, please disclose the closing price per share for Expedia common stock that would trigger a margin call on the Margin Loan.

Response:  While we will include disclosure describing the terms of the Margin Loan, once those terms have been finalized, in the section of the Registration Statement entitled “Description of Certain Indebtedness,” the closing price per share for Expedia common stock that would trigger a margin call on the Margin Loan will not be knowable prior to filing or effectiveness as the Margin Loan will not be executed until immediately prior to the Split-Off and the pricing trigger will depend on the Expedia stock price at that time.

We may determine to forgo certain transactions..., page 41

8.                                      Comment:  In this risk factor, or in a new risk factor, please provide greater detail on the limitations Section 355(e) and your indemnification obligations under the Reimbursement Agreement place on the timing of and types of business combinations you can enter into with Expedia.

Response:  We have revised the disclosure on page 49 of the Registration Statement in response to the Staff’s comment.

The Spin-Off

Reasons for the Spin-Off, page 50

9.                                      Comment:  We note your statement that the Spin-Off “is expected to cause the trading discount applied to the Liberty Ventures common stock to be reduced . . . .” Please provide additional disclosure regarding the basis for your belief in this regard. Please also indicate that there is no assurance that such discount will be reduced.

Response:  We have revised the disclosure on pages 11 and 60 of the Registration Statement in response to the Staff’s comment.

Manner of Effecting the Spin-Off, page 52

10.                               Comment:  Please disclose the source of cash used to fund the fractional share payment.

Response:  We have revised the disclosure on page 70 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 60

11.                               Comment:  Historical and as adjusted total capitalization do not equal the sum of the debt and equity amounts presented. Please revise or explain why historical and as adjusted total capitalization are correct.

Response:  The “total capitalization” line item for both historical and as adjusted represents the total liabilities and stockholders’ equity of Splitco. The calculation of “total capitalization” was determined based on review of similar disclosures of other Securities and Exchange Commission (“SEC”) registrants and internal discussions.  As a result, the various balance sheet accounts impacted by disclosed events and the effect of the Split-Off are captured in “total capitalization.”

12.                               Comment:  Please explain to us, in detail, the extent to which you considered the $300 million distribution a dividend versus a return of capital in your presentation here and on the face of the balance sheet. We may have further comment.

Response:  Splitco’s retained earnings balance is primarily attributable to its investment in Expedia, including share of earnings of Expedia and other Expedia related activity (including gains on dilution). Splitco expects to borrow $400 million under a margin loan agreement in connection with the Split-Off. As the $300 million distribution to Liberty Interactive will be funded through this borrowing, rather than as a result of Splitco’s operations, Splitco considers the distribution to be a return of capital, rather than a dividend.

Such distribution will be reflected on page 73 of the Registration Statement as an adjustment to parent’s investment in the condensed combined balance sheets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Combined, page 82

13.                               Comment:  Define what is meant by “conversion of visitors was down 68 basis points.” Please indicate what a basis point represents and tell us how you were able to precisely attribute this to increased mobile visits.

Response:  Conversion refers to the rate at which visitors to the Bodybuilding website become paying customers. One basis point represents one-hundredth of a percentage point. Accordingly, the conversion of website visitors to paying customers decreased 0.68% for the year ended December 31, 2015 when compared to the year ended December 31, 2014.  As disclosed, mobile visitors have historically converted at lower rates than desktop visits. The decrease in conversion is not precisely attributable to the shift in desktop visits to mobile visits, but rather is a significant factor contributing to lower conversion. In response to the Staff’s comment, we have revised the disclosure on pages 104-105 of the Registration Statement to further clarify that this contributing factor is considered to be the primary factor.

14.                               Comment:  Reference is made to your discussion of the Liberty Expedia Holdings, Inc. 2016 Omnibus Incentive Plan beginning in the last paragraph on page 98. Please tell us your consideration of discussing the potential impact any new awards may have on stock-based compensation expense trends. Refer to Item 303(a)(3) of Regulation S-K.

Response:  Splitco does not currently have a plan to issue new awards. Decisions regarding the issuance of new awards will be made by the board of directors of Splitco following the Split-Off. Accordingly, Splitco has not disclosed the potential impact of any new awards on stock-based compensation.

Liquidity and Capital Resources, page 87

15.                               Comment:  Please discuss historical dividends received from Expedia, the fact that historically you did not have direct access to cash that Expedia generated, and whether you will have direct access to cash that Expedia generates after the Spin-Off is complete and Expedia is consolidated in your financial statements.

Response:  We have revised the disclosure on pages 109-110 of the Registration Statement in response to the Staff’s comment to include historical dividends from Expedia and the fact that Splitco did not have and will not have direct access to cash generated by Expedia except for on-going dividends.

Executive Compensation, page 98

16.                               Comment:  Please amend this section to include compensation disclosure for your named executive officers over the last three fiscal years. Alternatively, please provide us with a detailed analysis supporting your belief that you are not required to provide this disclosure. For additional guidance, please see Regulation S-K Compliance and Disclosure Interpretation 217.01, which can be found on our website.

Response:  We have revised the disclosure on page 123 of the Registration Statement in response to the Staff’s comment, and have included a new Exhibit 99.1 that sets forth the historical compensation information discussed on pages 123 through 125 of the Registration Statement.

Certain Relationships and Related Party Transactions

Reimbursement Agreement, page 116

17.                               Comment:  It appears that the Reimbursement Agreement may be a material contract for you. If that is the case, please include is as an exhibit.

Response:  As discussed with the Staff via teleconference on April 27, 2016, Splitco does not believe that the Reimbursement Agreement is a material contract for Splitco.  As discussed further in the Registration Statement, Liberty Interactive and Splitco’s reimbursement obligations to Expedia are capped at $45 million, subject to certain limited exceptions, which is approximately 4% of Splitco’s total assets.  Furthermore, Liberty Interactive and Splitco believe that it is unlikely that Splitco will be required to pay the full amount of the cap. However, even if Splitco were required to pay the full amount, pursuant to the margin loan arrangement which Splitco will enter into prior to the completion of the Split-Off, Splitco will have sufficient cash available to fund any such obligations.

Financial Statements, page F-1

18.                               Comment:  Please tell us your consideration of providing pro forma financial statements pursuant to Article 11 of Regulation S-X reflecting the following transactions:

•                  the $350 million expected loan and approximate $300 million distribution to Liberty Interactive;

•                  the contribution agreement entered into by Liberty Interactive and Bodybuilding.com, LLC in which $13 million of debt was considered contributed capital;

•                  the equity contribution of $68.7 million of income taxes payable allocated to Liberty Expedia Holdings, Inc. by Liberty Interactive;

•                  the anticipated consolidation of Expedia; and

•                  separate columnar presentation for the full year results of Expedia’s acquisitions of HomeAway, Inc. and Orbitz Worldwide, Inc.

Response:  The terms of the $400 million expected loan are currently unknown and are subject to negotiation. Any distributions to Liberty Interactive would be dependent on the loan balance at the redemption date. In addition, any cash needs at Splitco prior to the Split-Off may impact the loan balance and therefore impact the amount of the distribution to Liberty Interactive. Accordingly, Splitco does not believe the $400 million expected loan and anticipated $300 million distribution to Liberty Interactive require pro forma presentation under Article 11 of S-X. We note that the balance sheet impacts of the expected loan and distribution are included in Splitco’s adjusted capitalization.

As described in footnote 9 to the financial statements, in October 2015 the $13 million of debt was considered contributed equity and the prior year impacts of the interest expense associated with the intercompany loan were not significant to Splitco. This contribution is already reflected in the financial statements as of December 31, 2015.

The amount of income taxes payable that will be allocated to Splitco by Liberty Interactive and that will be treated as an equity contribution is continually changing and is not considered material to Splitco. Accordingly, Splitco does not believe the equity contribution requires pro forma presentation under Article 11 of S-X. We note that the balance sheet impact of the equity contribution is included in Splitco’s adjusted capitalization.

Splitco considered the requirements of Article 11 of Regulation S-X with respect to the anticipated consolidation of Expedia and also with respect to Expedia’s acquisitions of HomeAway Inc. and Orbitz Worldwide, Inc.  Pursuant to S-X 11-01(b), “a business combination . . . shall be considered significant if a comparison of the most recent annual consolidated financial statements of the business to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in 210.1-02(w), substituting 20 percent for 10 percent each place it appears therein.” Splitco also considered the significance implementation guidance for a business combination achieved in stages set forth in section 2020.4 of the Division of Corporation Finance’s Financial Reporting Manual which states, “the acquirer’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value with any resulting gain or loss recognized in earnings.  The remeasurement of the previously held equity interest is not included in the asset or the investment test and the resulting gain or loss from remeasurement would be excluded from the income test as it is not included in the registrant’s most recently completed fiscal year.” The anticipated consolidation of Expedia upon completion of the Split-Off is not due to an increase in Splitco’s ownership interest in Expedia, but rather due to the assignment of Mr. Diller’s voting proxy over the Expedia shares currently owned by Liberty Interactive to Splitco, giving Splitco the ability to control Expedia through Splitco’s voting interest.  Splitco’s ownership interest in Expedia remains the same before and after the Split-Off. Accordingly, pro forma information has not been furnished as the anticipated consolidation of Expedia is not considered quantitatively significant. Since the consolidation of Expedia is not considered quantitatively significant, separate pro forma financial information for Expedia’s acquisitions also have not been furnished.

Liberty Expedia Holdings, Inc. Historical Combined Financial Statements

Combined Balance Sheet, page F-3

19.                               Comment:  Please present a pro forma balance sheet reflecting the $350 million expected loan and approximate $300 million distribution to Liberty Interactive alongside the historical balance sheet. See Staff Accounting Bulletin 1:B.3.

Response:  The balance sheet impacts of the $400 million expected loan and subsequent $300 million distribution to Liberty Interactive are included in Splitco’s adjusted capitalization. The potential distribution related to the expected loan prior to the Split-Off is subject to change. Splitco does not believe this meets the requirement of SAB Topic 1.B.3 as a dividend has not been declared, as of the date of this filing, subsequent to the balance sheet date. Any potential distribution to Liberty Interactive would be dependent on the loan balance at the redemption date.  In addition, any cash needs at Splitco prior to the Split-Off may impact the loan balance and therefore impact the amount of the distribution to Liberty Interactive. The distribution was not considered to be a known or estimable amount at the time of issuance of the financial statements.

Combined Statements of Operations, page F-4

20.                               Comment:  Please advise whether the “Share of earnings (losses) of Expedia, Inc. (note 3)” line item is presented net of tax as recorded by Expedia in determining its net income. If not, please explain the basis for your presentation. If so, please explain how the net of tax presentation of the share of Expedia’s earnings is reflected in your income tax expense computed by applying the U.S. Federal income tax rate in Note (6).

Response:  Splitco presents its share of Expedia’s earnings (losses) net of tax as recorded by Expedia in determining its net income. Each reporting period, as the carrying value of Splitco’s investment in Expedia changes (due to share of earnings (losses) or other Expedia related activity), Splitco records deferred tax expense/benefit for the changes in the deferred tax liability related to its investment in Expedia.

Notes to Combined Financial Statements

(3) Investment in Expedia, Inc., page F-16

21.                               Comment:  You state that “Based on these arrangements it was determined that the Company has significant influence….” Please define “these arrangements” and explain the principal factors that each arrangement raised that caused you to believe you have significant influence over Expedia. If the Stockholders Agreement with Diller is one such arrangement, please explain how it impacts “significant influence.” To the extent applicable, please reference authoritative literature that supports your conclusion. If you place more weight on any agreement versus actual share ownership, please explain also in detail your basis for assigning weight. We may have further comment.

Response:  Liberty Interactive has been party to a Stockholders Agreement with Barry Diller and a Governance Agreement with Expedia. Pursuant to the Stockholders Agreement, Mr. Diller holds an irrevocable proxy over all the shares of Expedia common stock and Expedia class B common stock owned by Liberty Interactive. Pursuant to ASC 323-10-15-8, “an investment . . . of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee.” Liberty Interactive’s voting stock interest exceeds 20 percent. However, pursuant to ASC 323-10-15-10, the existence of an agreement under which the investor surrenders significant rights as a shareholder is an indicator that the investor may be unable to exercise significant influence over the investee’s operating and financial policies.  Accordingly, the presumption that Liberty Interactive has the ability to exercise significant influence based on its voting stock interest in excess of 20 percent would be overcome based on the terms of the Stockholders Agreement.

The Governance Agreement with Expedia provides for the right of Liberty Interactive to appoint approximately 20 percent of the members of Expedia’s board of directors, which is currently comprised of 13 members (3 of which were appointed by Liberty Interactive). Pursuant to ASC 323-10-15-6a, representation on the board of directors of an investee is an indicator of the investor’s ability to exercise significant influence over operating and financial policies of an investee. Based on the Governance Agreement, it was determined that Liberty Interactive has the ability to exercise significant influence over Expedia’s operating and financial policies. Therefore, the Company has applied the equity method of accounting.

22.                               Comment:  You indicate that Liberty Interactive owned approximately 20% of the outstanding Expedia common stock and 52% of the voting interest in Expedia. You further state that Liberty Expedia Holdings, Inc. owns an approximate 15.7% equity interest and 52.2% voting interest in Expedia. Please define equity interest and contrast the composition of the 15.7% equity interest versus “approximately 20% of the outstanding Expedia common stock” and clarify the percentage used to recognize equity in Expedia’s earnings. Please also indicate the date such percentages are as of and any changes up to the spin-date. Please also disclose the economic interest Liberty Expedia Holdings, Inc. will have upon the Spin-Off. If such differing percentages relate to the two classes of equity securities of Expedia, please provide us a reconciliation that indicates the number of shares of each respective class and the computation of equity, voting, and outstanding percentages as stated above. We assume from the first sentence of page 1 that 100% of Liberty Interactive’s ownership and voting interests are being transferred to Liberty Expedia Holdings Inc. If otherwise, please explain in detail.

Response:  We have updated the discussion to be more explicit with respect to the various ownership percentages at the various dates.  100% of Liberty Interactive’s ownership and voting interests in Expedia are being transferred to Splitco in connection with the Split-Off.  Upon the completion of the Split-Off, Splitco will hold Liberty Interactive’s 10,807,026 shares of Expedia’s common stock, par value $0.0001 per share (“EXPE Common Stock”), and 12,799,999 shares of Expedia’s Class B common stock, par value $0.0001 per share (“EXPE Class B Common Stock” and together with the EXPE Common Stock, the “Expedia Common Shares”).

Splitco’s equity interest in Expedia is its economic ownership percentage, which is the percentage represented by the quotient of its Expedia Common Shares divided by the total outstanding Expedia Common Shares, and Splitco’s voting interest is the percentage represented by the quotient of the votes represented by its Expedia Common Shares divided by the total votes represented by the outstanding Expedia Common Shares.  As of March 31, 2016, Expedia had 136,978,854 shares of EXPE Common Stock and 12,799,999 shares of EXPE Class B Common Stock outstanding.  Each share of EXPE Common Stock is entitled to one vote per share and each share of EXPE Class B Common Stock is entitled to ten votes per share. Accordingly, based on the Expedia Common Shares outstanding as of March 31, 2016, upon completion of the Split-Off, Splitco will have a 52.4% voting interest in Expedia and will hold a 15.8% equity interest in Expedia.  The 20% equity interest reported refers to Liberty Interactive’s equity interest in Expedia at the time of Expedia’s spin-off from IAC/InterActiveCorp on August 9, 2005.  Since that date, Liberty Interactive has sold Expedia shares and Expedia has issued additional equity, resulting in a reduction of Liberty Interactive’s equity interest to 15.7% at December 31, 2015.  Splitco’s 15.7% equity interest and 52.5% voting interest reported in the Registration Statement, were based upon 137,780,456 shares of EXPE Common Stock and 12,799,999 shares of EXPE Class B Common Stock outstanding as of January 29, 2016, as reported by Expedia in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-37429), filed with the SEC on February 11, 2016.  The equity and voting percentages represented by Splitco’s Expedia Common Shares may further change prior to the Split-Off based on Expedia’s outstanding Expedia Common Shares which may be affected by, among other things, its share repurchase program and the exercise and vesting of equity compensation awards.  Liberty Interactive has used its actual ownership percentage at any given period to record its share of earnings (loss) related to Expedia’s operating results, net of tax.

The difference between the 20% and the 15.7% is purely a timing issue.  Expedia was separated from IAC back in 2005, and Liberty Interactive’s ownership at that time was approximately 20%. Over time Liberty Interactive has sold Expedia shares and Expedia has issued additional equity, resulting in a reduction of Liberty Interactive’s ownership interest to 15.7% at December 31, 2015. Liberty Interactive has used its actual ownership percentage at any given period to record its share of earnings (loss) related to Expedia’s operating results, net of tax.

23.                               Comment:  Please show us how you allocated the change in the excess basis between your carrying value of Expedia versus your underlying share of Expedia’s carrying value for each of the last 3 years.

Response:  Liberty Interactive allocates excess basis by utilizing its ownership percentage at the end of each reporting period multiplied by Expedia’s shareholders equity. Reasons for changes in excess basis include repurchases of Expedia stock by Expedia and Expedia option exercises. Excess basis related to its investment in Expedia was $163.2 million and $186.4 million as of December 31, 2015 and 2014, respectively.

(7) Stock-Based Compensation, page F-24

24.                               Comment:  Reference is made to the discussion of the Liberty Incentive Plan in the last paragraph of page F-25. Please explain to us why only holders of outstanding options that are members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above will receive new Company option awards and adjusted Ventures option awards. In this regard, tell us the expected disposition of any Liberty Venture options that won’t be adjusted. In short, please clarify how each holder of Liberty Ventures options will be treated as a result of the Spin-Off and the reasons for their treatment. Lastly, please explain how the new Company option awards and adjusted Venture option awards as well as any options that retained their original terms will be accounted for at the time of the Spin-Off, including whether a compensation charge will result from the exchange or modification of options. Please provide the accounting support for your response.

Response:  The disclosure provided regarding the Liberty Interactive plan awards and the assumption of such awards by Splitco was intended to provide potential investors in Splitco with an understanding of the potential dilution resulting from the adjustment of such awards as described in the footnote to the financial statements included on pages F-42 through F-43 of the Registration Statement. The amounts disclosed regarding outstanding and exercisable Liberty Ventures options refer to all outstanding and exercisable Liberty Ventures options. Essentially all of the outstanding and exercisable Liberty Ventures options are held by members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above and will receive new Splitco option awards and adjusted Liberty Ventures options awards. Accordingly, we have revised the disclosure on page F-43 of the Registration Statement to disclose that substantially all of those awards will be converted into options with respect to shares of Splitco common stock.

In determining the appropriate way in which to adjust outstanding Ventures options, consideration was given to the size of the outstanding Ventures options held by various levels of directors and employees of Liberty Interactive, as well as the assumed redemption ratios to be used in the Split-Off. It was ultimately determined that holders of outstanding options that are members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above would receive new Company option awards and adjusted Ventures option awards in the Split-Off and that all other employees of Liberty Interactive (the “other employees”) would receive only an adjustment to their Ventures option. If other employees were to receive both an adjustment to their Ventures option and a new Company option, due to the size of the outstanding Ventures options typically held by these other employees, such an adjustment would create Ventures and Company awards of an insignificant size. Thus, it was determined to instead preserve the intrinsic value of the original Ventures award through an adjustment to only the Ventures award.

No additional compensation expense is expected as a result of the award adjustments because these adjustments will not constitute a modification of the awards. Further, as discussed in note 7 to the consolidated financial statements, no compensation related to Company awards that will be issued upon adjustment of the outstanding Ventures awards will be recognized by Splitco, as, following the Split-Off, recipients who are employees of Liberty Interactive will continue to be employees of Liberty Interactive and not Splitco and recipients who are directors of Liberty Interactive will continue to serve as directors of Liberty Interactive and not Splitco.

(11) Segment Information, page F-28

25.                               Comment:  Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40.

Response:  Expedia’s revenue consists of revenue from external customers for travel services. Bodybuilding’s revenue consists of revenue from external customers for health and wellness products. We have revised the disclosure on pages F-46 through F-47 of the Registration Statement to specify revenue from external customers for each group of similar products and services.

*              *              *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Expedia Holdings, Inc.
Richard N. Baer